COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

**AMONG INVESTORS CAPITAL HOLDGINS, LTD., STANDARD & POORS 500 INDEX AND DOW
JONES FINANCIAL SERVICES INDEX**

The chart below compares the five-year cumulative total return, assuming the reinvestment of dividends, on
Investor Capital Holdings, Ltd. common stock (ICH) with that of the Standard & Poors 500 Index (sp 500)
and the Dow Jones Financial Services Index (iyg). This graph assumes $100 was invested on March 31,
2001, in each of Investors Capital Holdings, Ltd. common stock and the indicated indices.

Note: stock price performance shown in the graph below should not be considered indicative of potential
future stock price performance.

